                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 6)

                               GRAND CASINOS, INC.
                           __________________________
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                           __________________________
                         (Title of Class of Securities)

                                 385269  10  5
                          _____________________________
                                 (CUSIP Number)









                               Page 1 of 5 Pages

13G(Individuals - continued)                                Page 2  of 5




1.       Name of Reporting Person and I.R.S. Identification No.:
         LYLE BERMAN

2.       Member of a Group: (a)           (b)     X
                                --------      ---------

3.       SEC USE ONLY:

4.       Citizenship or Place of Organization:  U.S.A.

5.       Sole Voting Power: 4,400,347

6.       Shared Voting Power:   0

7.       Sole Dispositive Power:  4,400,347

8.       Shared Dispositive Power: 0

9.       Aggregate Amount Beneficially Owned by each Reporting Person:
         4,400,347

10. Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: /X/ (See Exhibit A)

11.      Percent of Class Represented by Amount in Row 9:  10.4%

12.      Type of Reporting Person:  IN

13G(Individuals - continued)                                Page 3  of 5



Item 1(a)         NAME AND ADDRESS OF ISSUER:
and (b)           Grand Casinos, Inc.
                  130 Cheshire Lane
                  Minnetonka, Minnesota  55305


Item 2(a)         NAME OF PERSON FILING:  Lyle Berman


Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  130 Cheshire Lane
                  Minnetonka, Minnesota  55305

Item 2(c)         CITIZENSHIP:  U.S.A.


Item 2(d)         TITLE OF CLASS OF SECURITIES:  Common Stock, $0.01 par value


Item 2(e)         CUSIP NUMBER:  385269 10 5


Item 3            THIS STATEMENT IS NOT FILED PURSUANT TO RULES 13D-1(b)
                  OR 13D-2(b).

Item 4(a)         AMOUNT BENEFICIALLY OWNED:

                  4,400,347 shares at December 31, 1997.(Includes 200,000
                  shares issuable upon exercise of currently exercisable options.)

Item 4(b)         PERCENT OF CLASS:

                  10.4% percent pursuant to Rule 13d-3(c).

Item 4(c)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

                  (1)    Sole power to vote or to direct the vote   4,400,347
                                                                   -------------
                  (2)    Shared power to vote or to direct the vote     0
                                                                   -----------
                  (3)    Sole power to dispose or to direct the disposition of   4,400,347
                                                                               -------------
                  (4)    Shared power to dispose or to direct the disposition of  0
                                                                                 -----------


Item 5             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   Not Applicable

       13G(Individuals - continued)                                Page 4  of 5


Item 6              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

                    Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not Applicable

Item 8              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not Applicable

Item 9              NOTICE OF DISSOLUTION OF GROUP.

                    Not Applicable

Item 10             CERTIFICATION.

                    Not Applicable


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date                February 10, 1998.                     /s/ Lyle Berman
                                                          --------------------
                                                          Lyle Berman

13G(Individuals - continued)                                Page 5  of 5


                                   EXHIBIT A

                            To Form 13G (Individual)

          The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."

Record Owner's Relationship    Record Owner's                Number
    to Reporting Person      Type of Ownership              of Shares
---------------------------  -----------------              ---------
        Spouse                  Indirect                    82,500(1)

  General Partnership(2)        Indirect                    15,000(1)




(1) These shares are not reported in Item 4(a) and are noted here for information only.


(2) These shares are owned by a General Partnership whose general partners include trusts for the benefit of the reporting person's children.

58138-3